EXHIBIT 99.1

Aptose to Present at the H.C. Wainwright Annual Global Life Sciences Conference

SAN DIEGO and TORONTO, April 03, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the H.C. Wainwright Annual Global Life Sciences Conference in Monte Carlo, Monaco on Monday, April 9, 2018 at 11:30 a.m. CEST:

Time:	11:30 a.m. CEST
Date:	Monday, April 9, 2018
Location:	Le Meridien Beach Plaza Hotel, Monte Carlo, Monaco
Live webcast:	http://wsw.com/webcast/hcw2/apto/

The audio webcasts can also be accessed through the Aptose website at www.aptose.com and will be archived shortly after the live event and available for 90 days.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com